Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value $0.001 per share, of Harris Interactive Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned hereby execute this Agreement.

Dated: October 20, 2011

John H. Lewis
Osmium Partners, LLC
Osmium Capital, LP
Osmium Capital II, LP
Osmium Spartan, LP

By:	/s/ John H. Lewis
John H. Lewis, for himself and as
Managing Member of Osmium Partners, LLC, for itself and as General Partner of Osmium Capital, LP, Osmium Capital II, LP and Osmium Spartan, LP